UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-40910

FORM 12b-25	CUSIP NUMBER
78112J109
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rubicon Technologies, Inc.
Full Name of Registrant

Founder SPAC
Former Name if Applicable

335 Madison Avenue, 4th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the three months ended March 31, 2023 (the “Quarterly Report”) of Rubicon Technologies, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense due to a delay experienced by the Company in completing its disclosures in the Quarterly Report. This delay principally relates to the Company’s ongoing negotiations of potentially material transactions with financing sources to refinance maturing debt and improve the Company’s financial position. Management’s efforts related to negotiating the potential refinancing transactions and evaluating the Company’s financial position, including its liquidity position, have required a significant amount of management’s time and other Company resources that normally would be devoted to the preparation of the Quarterly Report and related matters.

The Company intends to file the Quarterly Report within the five-day grace period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Philip Rodoni	844	479-1507
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rubicon Technology Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2023	By:	/s/ Philip Rodoni
Philip Rodoni
Chief Executive Officer

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